UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent to the Superintendencia de Valores y Seguros de Chile on May 8, 2009.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                              Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

 Santiago, May 8, 2009

Mr. Guillermo Larraín R.
Superintendent
Superintendent of Securities and Insurance
Avda. Lib. Bernardo O'Higgins N°1449
Santiago, Chile

MATERIAL EVENT

Dear Mr. Superintendent:

We hereby inform you that Sociedad Química y Minera S.A. (SQM), announced today that it has successfully placed in the Chilean market two series of bonds.  Series I was issued for an amount of 1.5 million UFs (Chilean inflation-adjusted currency, equivalent to approximately US$56 million), at 5 years, bullet, at a re-offer yield of 3.67% in UFs.  Series J was issued for an amount of Ch$ 52 billion (equivalent to approximately US$92 million), at 5 years, bullet, at a re-offer yield of 6.14% in Chilean pesos.

The two series of bonds were issued by an amount in local currency equivalent to approximately US$ 148 million. Such funds and will be used by SQM for the refinancing of short- and long-term liabilities and in the capital expenditures program.

We hereby inform you of the above as a material event in compliance with Articles 9 and 10 of Law No. 18.045, and General Standard No. 30 issued by the Superintendency of Securities and Insurance on November 10, 1989.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Sincerely,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Patricio de Solminihac
Executive Vice President

cc:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

MAS/mer
FIS/077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: May 8, 2009